BC FORM 51-102F3

MATERIAL CHANGE REPORT

NOTE:               If this report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

1.        Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp. (formerly YGC Resources Ltd.)
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.        Date of Material Change

The date of the material change is October 5, 2007.

3.        News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:                      October 10, 2007

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX and via wire by CCN Matthews.

4.        Summary of Material Change

Yukon-Nevada Gold Corp. the closing of its $10,000,000 non-brokered private placement.

5.        Full Description of Material Change

Graham Dickson, the President of Yukon-Nevada Gold Corp. (the "Company") announces that the closing of the Company’s non-brokered private placement for a total of 5,000,000 flow-through shares (the “Shares”) to net the treasury an aggregate of $10,000,000 took place effective October 5, 2007.

In accordance with securities legislation currently in effect, the Shares will be subject to “hold period” of four months plus one day expiring on February 6, 2008.

6.        Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.        Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.        Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:                      Graham Dickson, President and CEO
Bus. Tel:                  (604) 688-9427

9.        Date of Report

Dated at   Vancouver, British Columbia                                 , this 16th day of October, 2007.

“Graham Dickson”
Graham Dickson, President and CEO